SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 13, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 13, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of July 4, 2005

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SCOR VIE

Embedded Value and analysis of changes
as at 31 December 2004

SCOR Vie has arranged for B&W Deloitte to review its calculation of the Embedded Value as at 31 December 2004. The Embedded Value represents the economic value of the company based on the portfolio of treaties in force at the valuation date. It is an indicator commonly used by life insurers and reinsurers. The methodology used by SCOR Vie corresponds to market practice and is set out in the section entitled Methodology.

The movement in Embedded Value between 31/12/2003 and 31/12/2004 has been analysed into the three following components:

— — —	Operating activity of SCOR Vie, Change in value due to changes in the economic environment, Exchange rate movements.

Summary of results:

Consolidated Embedded Value

	SCOR Vie	SCOR Vie
Amount in EUR millions	31/12/2003	31/12/2004
Adjusted net asset value (before tax)	241.3	282.6
Value of business in force before cost of locking-in (before tax)	655.6	639.5
Cost of locking-in the solvency margin (before tax)	(69.2)	(64.5)
Value of business in force after cost of locking-in (before tax)	586.4	575.0

Consolidated Embedded Value before tax	827.7	857.6

Consolidated Embedded Value after tax	602.5	618.9

Embedded Value – Methodology

The Embedded Value is the sum of the three following elements:

(a)	Adjusted net asset value

(b)	Value of portfolio of treaties in force

(c)	Cost of locking-in the solvency margin

(a) Adjusted Net Asset Value:

The net asset value represents the net assets of the company. Some adjustments are made to take into account the differences between the market value and the book value.

These adjustments consist in:

•	removing the intangible assets,

•	removing the book value of shareholdings in the subsidiaries and replacing it with the adjusted net asset value of these subsidiaries.

•	Adding the part of the unrealised capital gains that is attributable to the shareholders and that is not taken into account into the value of the portfolio.

(b) Value of portfolio of treaties in force:

This is calculated by projecting future profits from treaties in force at the valuation date, using reasonable assumptions as to the future development of factors that will impact profitability. These profits are then discounted to the valuation date using a discount rate equal to the rate of return on 10 year Government bonds increased by 350 basis points.

The future results used in the evaluation model are based on the portfolio of treaties in force at the valuation date, excluding from the projections:

•	new policies underwritten after this valuation date and reinsured under in force treaties,

•	new treaties underwritten by the company in the future.

The management expenses have been calculated as a percentage of premiums and/or technical reserves. The percentage is assumed to be stable throughout the projected period. An increase of 10% in the expenses is shown in the section Sensitivity analysis.

Future financial returns are calculated on the basis of the asset allocation of each entity as at 31/12/2004, and using return assumptions for each asset based on market returns as at 31/12/2004 (these assumptions are set out in the Assumptions section). Except for the SCOR Life Re and the SCOR Vie Montréal portfolios that have a dedicated bond portfolio, for which the projections assume that this dedicated portfolio is held until maturity, returns on fixed rate assets do not include capital gains or losses at the valuation date and therefore remain constant for the projection period. The sensitivity analysis shows the impact of an upward variation in the rate of return of 50 basis points.

(c) Cost of locking-in the solvency margin

SCOR Vie’s activity requires it to hold net assets in each entity at least equal to the minimum required solvency margin, which must bear interest. There are no minimum solvency requirements currently in force for reinsurers in Europe. A European directive regarding solvency regulations for reinsurers was approved by the European Parliament on 7 June 2005, but has not yet been approved by the European Council. These terms and conditions have therefore not yet been incorporated into national legislation and have not been used to calculate the cost of locking-in.

The capital amounts used to calculate the cost of locking-in are:

•	For Europe, the minimum solvency margin in force for direct insurers as set out in the regulations.

•	For US-based subsidiaries, 200% of the risk-based capital defined by the NAIC.

The difference between the rate of return after tax earned on assets covering the solvency margin and the return expected by shareholders (discount rate) leads to a locking-in cost of the solvency margin, which is taken into account in these calculations.

The method used to calculate the locking-in cost is fairly prudent:

•	The future return on locked-up assets backing the solvency margin does not include unrealised capital gains at the valuation date. This rate of return is the same as the one used in the projections to calculate the value of business in force.

•	The solvency margin is 100% financed by “hard” capital. No intangible asset (DAC or VOBA), or future value of profits backing the solvency margin, which would reduce the cost of locking-in capital, has been taken into account. The cost of locking-in the solvency margin is not reduced by using a financial leverage such as subordinated debt.

The Sensitivity analysis shows the impact of a 10% increase in the solvency margin on the value of business in force.

Analysis of Value Added

The variation in Embedded Value between 31 December 2003 and 31 December 2004 is analysed in the following table:

Amounts in EUR millions

a Embedded Value at 31/12/2003 (before tax)	827.7
b SCOR Vie operating activity (before tax)	24.5
c Changes due to the economic environment (before tax)	18.3

d Embedded Value at 31/12/2004 — Constant exchange rates (before tax)
d=a+b+c	870.6
e Impact of exchange rates (before tax)	(12.9)
f Embedded Value at 31/12/2004 — Current exchange rates (before tax) =d +e	857.6

g Tax	(238.6)

h Embedded Value at 31/12/2004 — Current exchange rates (after tax) =f+g	618.9

SCOR Vie operating activity

Amounts in EUR millions (before tax)

Expected return from unwinding of discount rate	78.9
Experience deviation during current year	(48.0)
Change in non-economic assumptions	(40.6)
Value of new treaties	5.8
Value of new business on treaties in force	28.4

SCOR Vie operating activity (before tax)	24.5

The expected return from unwinding of discount rates corresponds to the expected return on Embedded Value calculated in accordance with the economic assumptions in force as at 31/12/2003.

The experience deviation during current year reflects on the one hand the difference between the elements projected for the year 2004 in the Embedded Value as at 31/12/2003 and the actual experience registered at 31/12/2004 closing and on the other hand the difference on 2003 accounting year estimations between the two closings. The negative deviation shown in the table is mainly due to premium volumes recorded at closing on 31/12/2004 that are globally lower than the estimates made on 31/12/2003.

The changes in non-economic assumptions correspond to the change in value arising from changes in the technical parameters (such as loss ratios, lapse ratios, expenses and so on) used in the projections. A negative effect is globally recorded, mainly due to the revision of assumptions:

•	regarding the lapses in financing portfolios,

•	regarding mortality in the Traditional Life portfolio underwritten by SCOR Life Re.

We analyse the value of new business in 2004, which includes acquisition costs, into the following components:

•	The value of new treaties underwritten in 2004, calculated at the underwriting date. This value is down significantly compared to the one of 2003 (EUR 19.1 millions) because of reduced business underwriting activity.

•	The value of new business on treaties in force, calculated at the date of entry into the portfolio, corresponds to the value generated by the 2004 production of ceding companies, reinsured with treaties underwritten before 31/12/2003. This value is stable compared to the 2003 one.

Changes in value linked to changes in the economic environment

The table below sets out the changes in value linked to changes in the economic environment:

Amounts in EUR millions

Experience deviation during current year	4.1
Changes in economic assumptions	14.2

Changes in the economic environment (before tax)	18.3

The experience deviation during the current year corresponds to the difference between the returns actually recorded during the year and the returns expected for 2004 according to the economic assumptions used in the projections made at 31/12/2003.

The changes in economic assumptions correspond to the change in value arising from changes, from the previous year, in the economic assumptions (such as discount rate, interest rate on deposits and rate of return on other financial assets, which have decreased in Europe) used in projections for the coming years.

Impact of exchange rate

The evolution of exchange rates in 2004 has had a negative impact of EUR 20.6 millions, mainly due to the rise of the Euro against the US Dollar. This effect has been partially offset by profits of EUR 7.7 millions on hedging arrangements.

Assumptions

The choice of non-economic assumptions is based on internal experience analyses carried out by SCOR Vie and on the experience of the different markets in which it operates. In particular, claims rates are mostly based on the portfolio experience of each of SCOR’s operating entities.

The tax charge modelled reflects current regulations as at the valuation date.

The following economic assumptions have been used in the projections:

	Euro Zone	USA	Canada
Discount rate	7.20%	7.74%	7.80%
Risk-free rate	3.70%	4.24%	4.30%
Return on fixed interest assets	3.90%	4.54%	4.60%
Return on stocks	7.20%	7.74%	7.80%
Return on cash	2.11%	2.59%	2.50%
Net return rate used for projections (*)	3.71%	4.53%	4.24%

(*) Except for the SCOR Life Re and the SCOR Vie Montréal dedicated asset portfolios, for which the projected returns are calculated on the assumption that the dedicated bond portfolio is held to maturity.

General comments on the assumptions:

As for all reinsurance groups, the data available to SCOR Vie is less detailed than that generally available to ceding companies.

Furthermore, certain items of accounting information are sometimes only available with a substantial delay and thus cannot be reflected in the Embedded Value calculations in a timescale consistent with the timing of the release of the financial results in general. In this case, estimates have been based on the experience of the Life portfolio.

Nonetheless, as for all reinsurers, the Embedded Value and the analysis of value added shown are subject to greater uncertainty about the value itself and about the evolutions from one year to another, than would be the case for a direct writer.

Analysis of sensitivities

The following table shows the sensitivity of the value of the portfolio of treaties in force to changes in different assumptions.

Amounts in EUR millions

Value of portfolio as at 31/12/2004 (after tax)	352.0
Discount rate – 0.50%	19.8
Discount rate + 0.50%	(18.8)
Claims – 5%	82.6
Expenses – 10%	7.8
Lapses + 10%	(9.5)
Projected return rates + 0.50%	19.3
Solvency margin + 10%	(8.1)

External opinion (B&W Deloitte)

B&W Deloitte, Actuarial Consultant, have reviewed the Embedded Value of SCOR Vie as at 31 December 2004, which has been calculated internally in accordance with the guidelines and under the responsibility of the Management of SCOR Vie. The review covered the methodology used, the assumptions and the calculations.

The review was conducted in accordance with normal actuarial practice and processes. In particular, B&W Deloitte have relied on and not sought to check in full details the data provided by SCOR Vie; that data included information contained in the SCOR group’s audited financial statements.

In the light of the above remarks, B&W Deloitte consider that the methodology is appropriate, that the Company’s assumptions are together reasonable and coherent, that the embedded value results have been properly compiled on the basis of the methodology and assumptions chosen.

The calculation of Embedded Values is based on numerous assumptions with respect to economic conditions, operating conditions, taxes and other matters, most of which are beyond the Company’s control. Although the assumptions used are estimates, which the Company and B&W Deloitte believe are reasonable, deviations from projected assumptions to actual experiences in the future are usually observed. Such deviations may materially impact the value calculated.

The Embedded Value calculations were made using determinist projections. In addition, there was no valuation of the time value of financial options and guarantees using stochastic methods.

Analysis of Value Creation

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2005 Timetable

Half year results 2005 Third quarter results 2005	1 September 2005 3 November 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company

Press release of July 5, 2005

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Victor PEIGNET is appointed head of
all SCOR’s Property & Casualty
reinsurance business

Denis Kessler, Chairman and Chief Executive Officer of SCOR, appointed Victor Peignet as head of all SCOR’s Property & Casualty business with the approval of the Group Nomination Committee. In this regard Victor Peignet will be responsible for launching the Group’s Non-Life Reinsurance subsidiary, as part of the “New Scor” global project announced on 10 June 2005.

This subsidiary aims to simplify the organisation of the Group, to improve its operational performance, to optimise its worldwide business network, to enhance the business synergy that exists between the Group’s various Non-Life entities and to contribute to the reduction of costs. This subsidiary will be 100% owned by SCOR S.A., like the Life reinsurance subsidiary created in 2003.

This subsidiary will combine all of SCOR’s Non-Life reinsurance business around the world, notably Property & Casualty treaties, Large Corporate Risks and Credit & Surety Reinsurance.

Victor Peignet, 48, marine and offshore engineer, graduated from ENSTA (Ecole Nationale Supérieure des Techniques Avancées) and joined SCOR’s Facultative Department in 1984 from the offshore contracting industry. From 1984 to 2001 he worked in SCOR’s Energy & Marine Division, first as an underwriter and then as branch Director. He was appointed Executive Vice-President of the Group’s Large Corporate Risks Division (Business Solutions) at its formation in 2000, and became its Managing Director in April 2004.

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2005 Timetable

First half year results 2005 Third quarter results 2005	1 September 2005 3 November 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.